Exhibit 99.1

News Release
TSX, NYSE: NTR

November 4, 2026 – all amounts are in US dollars, except as otherwise noted

Nutrien Reports Third Quarter 2026 Results

Continued operational excellence supports higher cash generated from operations

Increased cash returns to shareholders

Completed strategic review of our Phosphate business

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its third quarter 2026 results, with net earnings of $0.29 billion ($0.60 diluted net earnings per share). Third quarter 2026 adjusted EBITDA1 was $1.31 billion and adjusted net earnings per share1 was $0.61. In the first nine months of 2026, we generated net earnings of $1.65 billion and adjusted EBITDA1 of $4.85 billion.

“Nutrien delivered structural earnings growth and increased cash returns to shareholders in the first nine months of 2026, supported by record potash sales volumes, strong proprietary products gross margins and a continued focus on operational excellence,” commented Ken Seitz, Nutrien’s President and CEO. “We have taken decisive actions on our portfolio optimization initiatives that will enhance earnings quality and support long-term growth in free cash flow per share.”

Highlights2:

•

Retail adjusted EBITDA increased to $1.44 billion in the first nine months of 2026 due to higher proprietary products gross margins and a strong livestock market in Australia, partially offset by lower crop nutrient sales volumes and higher fuel costs.

•

Potash adjusted EBITDA increased to $1.97 billion in the first nine months of 2026 due to higher global benchmarks and strong operational and supply chain execution that supported record sales volumes.

•

Nitrogen adjusted EBITDA decreased to $1.61 billion in the first nine months of 2026 due to lower sales volumes, partially offset by higher global nitrogen benchmarks and lower natural gas costs. Production from our low-cost North American nitrogen plants was consistent with our plan, including execution of planned turnarounds at three nitrogen sites.

•

Cash provided by operating activities increased by 17 percent in the first nine months of 2026. We returned $1.3 billion to shareholders in the first nine months of 2026 through dividends and share repurchases, including a 36 percent increase in share repurchases. We repurchased approximately $83 million of common shares in the fourth quarter as of November 3, 2026.

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section. All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

2 Our discussion of highlights set out on this page is a comparison of the results for the nine months ended September 30, 2026 to the results for the nine months ended September 30, 2025, unless otherwise noted.

Strategic Actions:

Consistent with our aim to simplify our portfolio and focus on core assets that enhance earnings quality and free cash flow, we completed a comprehensive review of strategic alternatives for our Phosphate business. Following this review, we have determined the optimal path in the current environment is to retain and further optimize our Aurora and integrated upgrade facilities, while shutting down operations at our White Springs facility in the second quarter of 2027. We believe these actions best position Nutrien to enhance shareholder value.

Aurora and Upgrade Facilities

•

We received strong interest and a number of non-binding bids as part of the strategic review process; however, following a careful evaluation of the alternatives, we concluded that the proposals received did not adequately reflect the long-term value of the assets.

•

Aurora is a world-class facility with approximately 1.2 million tonnes of P2O5 capacity, a high-quality resource base, long reserve life and one of the industry’s most diversified phosphate product portfolios.

•

We will continue to build on the strengths of Aurora and our integrated upgrade facilities through operational excellence initiatives that support higher operating rates and product mix optimization that further enhance margins and free cash flow.

White Springs Facility

•

We have made the decision to shut down operations at our White Springs facility in the second quarter of 2027. Management determined this to be the optimal path as the White Springs mine approaches the end of its economically recoverable reserve life, which has resulted in increasing operating costs and capital requirements.

•

We expect an improvement in adjusted EBITDA and free cash flow as a result of this decision, as lower operating costs and reduced capital requirements more than offset lower sales and shutdown-related costs. In 2026, White Springs is expected to account for approximately 20 percent of our Phosphate sales and 28 percent of operating segment cost of goods sold. The closure is expected to reduce annual sustaining capital expenditures and lease payments by approximately $50 million.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 4, 2026. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 19, 2026 (“2025 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 19, 2026, each for the year ended December 31, 2025, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2025 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2026 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Global agricultural fundamentals continue to be supported by robust grain and oilseed demand. Regional variability in weather conditions, including ongoing El Niño impacts, and geopolitical uncertainty are contributing to increased volatility in crop production and trade flows. Tightening global supply and demand fundamentals are expected to support grower economics in 2027.

•

In North America, fertilizer demand is expected to be supported by the need to replenish nutrients removed from recent strong crop production and improved prospective crop economics. Following a delayed start to harvest in some geographies, we assume the recent acceleration in the pace of field activity will support a normal fall fertilizer application window in 2026.

•	In Australia, favorable crop conditions and strong livestock economics are supporting grower demand for retail products and services.

•

In Brazil, planting conditions have supported expectations for stable to modestly higher soybean and corn planted area. While forward crop economics have improved, farmer purchasing activity continues to be affected by constrained credit availability and weaker farmer balance sheets.

Crop Nutrient Markets

•

Global potash market fundamentals remain constructive, supported by favorable affordability and healthy demand in major importing regions. We have maintained our forecast for global potash shipments of 74 to 77 million tonnes in 2026. We expect continued global potash demand growth in line with historical consumption trends and forecast global potash shipments of 75 to 79 million tonnes in 2027.

•

Global nitrogen market fundamentals are expected to remain tight heading into 2027, driven by ongoing trade flow disruptions, production outages, import demand from key consuming regions such as India and Brazil, and elevated energy prices. Recent market dynamics have been impacted by just-in-time purchasing, Indian tenders and higher Chinese export quotas.

•

Global phosphate market fundamentals continue to be affected by trade flow disruptions, constrained sulfur feedstock availability and elevated costs, which have placed unsustainable pressure on phosphate producer margins and have resulted in reduced global operating rates.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance revised to $1.72 to $1.85 billion, primarily reflecting lower crop nutrients gross margins in the third quarter of 2026. We expect a stronger North American fall fertilizer application season in 2026 due to improved prospective crop economics and assume a normal application window compared to the weather shortened period in 2025.

•	Potash sales volume guidance increased to 14.3 to 14.8 million tonnes due to the continued strength of global demand and the range is consistent with our historical share of global shipments.

•

Nitrogen sales volume guidance increased to 9.3 to 9.7 million tonnes and is supported by planned reliability improvements and debottlenecking initiatives. The range reflects higher expected ammonia operating rates in the fourth quarter of 2026 compared to the prior year.

•	Phosphate sales volume guidance lowered to 2.40 to 2.55 million tonnes due to a deferral in customer demand and lower operating rates at White Springs.

•	Total capital expenditures guidance lowered to $1.95 to $2.00 billion reflecting a focus on capital efficiency and structurally growing free cash flow.

•	Effective tax rate on adjusted net earnings guidance was increased to 25.5 to 27.0 percent reflecting a shift in geographic earnings mix.

All guidance expectations, including those noted above, are outlined in the table below. Refer to page 33 of our 2025 Annual Report for anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2026 Guidance Ranges[1] as of

	November 4, 2026		August 5, 2026

($ billions, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.72	1.85	1.75	1.95

Potash sales volumes (million tonnes)[2]	14.3	14.8	14.2	14.8

Nitrogen sales volumes (million tonnes)[2]	9.3	9.7	9.2	9.7

Phosphate sales volumes (million tonnes)[2]	2.40	2.55	2.40	2.60

Depreciation and amortization	2.40	2.45	2.40	2.50

Finance costs	0.70	0.75	0.65	0.75

Effective tax rate on adjusted net earnings (%)[3]	25.5	27.0	24.0	26.0

Capital expenditures[4]	1.95	2.00	1.95	2.05

1 See the “Forward-Looking Statements” section.

2 Manufactured product only.

3 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change

Sales	6,064	6,007	1	22,922	21,545	6
Gross margin	1,860	1,964	(5)	6,757	6,459	5
Expenses	1,199	1,157	4	3,959	3,644	9
Net earnings	288	469	(39)	1,649	1,717	(4)
Adjusted EBITDA[1]	1,310	1,431	(8)	4,845	4,769	2
Diluted net earnings per share (dollars)[2]	0.60	0.96	(38)	3.40	3.48	(2)
Adjusted net earnings per share (dollars)[1,2]	0.61	0.97	(37)	3.73	3.72	-

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

Adjusted EBITDA increased in the first nine months of 2026, primarily due to higher global fertilizer benchmarks and record Potash sales volumes, partially offset by reduced Nitrogen sales volumes and higher sulfur costs. Net earnings decreased in the first nine months of 2026, primarily due to the same factors impacting adjusted EBITDA and higher finance costs and income taxes as compared to the same period of 2025. Net earnings and adjusted EBITDA decreased in the third quarter of 2026, primarily due to lower Phosphate and Nitrogen earnings compared to the same period in 2025.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2026 to the results for the three and nine months ended September 30, 2025, unless otherwise noted.

Retail

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change

Sales	3,443	3,427	-	15,353	14,476	6
Cost of goods sold	2,532	2,505	1	11,596	10,850	7
Gross margin	911	922	(1)	3,757	3,626	4
Adjusted EBITDA[1]	203	230	(12)	1,442	1,425	1

1 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA increased in the first nine months of 2026 due to higher proprietary products gross margins and a strong livestock market in Australia, partially offset by lower crop nutrient sales volumes and higher fuel costs. Retail adjusted EBITDA decreased in the third quarter of 2026 mainly due to lower crop nutrients gross margins. Proprietary products gross margins were impacted by a shorter plant health season in North America and weather-related impacts in Brazil.

	Three Months Ended September 30				Nine Months Ended September 30
	Sales		Gross Margin		Sales		Gross Margin

($ millions)	2026	2025	2026	2025	2026	2025	2026	2025

Crop nutrients	1,188	1,188	175	220	6,212	5,773	1,120	1,136
Crop protection products	1,519	1,536	413	399	5,411	5,174	1,346	1,266
Seed	136	156	19	24	1,976	1,966	345	360
Services and other	263	258	186	178	746	690	586	531
Merchandise	266	222	47	34	780	649	132	109
Nutrien Financial	87	89	87	89	312	294	312	294
Nutrien Financial elimination[1]	(16)	(22)	(16)	(22)	(84)	(70)	(84)	(70)

Total	3,443	3,427	911	922	15,353	14,476	3,757	3,626

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales increased in the first nine months of 2026 due to higher selling prices. Sales were flat and gross margin decreased in the third quarter of 2026 due to lower international sales volumes and reduced gross margin per tonne, reflecting the impact of the sell through of higher cost nitrogen inventory.

•

Crop protection products sales and gross margin increased in the first nine months of 2026 due to higher proprietary products sales and gross margins. Sales and gross margin in the third quarter of 2026 were supported by increased demand in Australia, partially offset by lower sales volumes impacted by a shorter plant health season in North America.

•	Seed gross margin decreased in the third quarter and first nine months of 2026 due to product mix shifts and lower sales volumes in Brazil driven by strategic actions and weather-related impacts.

•	Services and other sales and gross margin increased in the third quarter and first nine months of 2026 due to a strong livestock market in Australia.

Supplemental Data	Three Months Ended September 30				Nine Months Ended September 30
	Gross Margin		% of Product Line[1]		Gross Margin		% of Product Line[1]

($ millions, except as otherwise noted)	2026	2025	2026	2025	2026	2025	2026	2025
Proprietary products
Crop nutrients	73	88	42	40	401	385	36	34
Crop protection products	150	161	36	41	552	460	41	36
Seed	1	15	5	57	108	130	31	36
Merchandise	7	4	13	12	13	10	9	9
Total	231	268	25	29	1,074	985	29	27
1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended September 30				Nine Months Ended September 30
	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)		Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)

	2026	2025	2026	2025	2026	2025	2026	2025
Crop nutrients
North America	1,026	1,019	141	158	6,421	6,902	154	145
International	649	834	47	71	2,554	2,732	52	51
Total	1,675	1,853	105	119	8,975	9,634	125	118

(percentages)	September 30, 2026	December 31, 2025
Financial performance measures[1,2]
Cash operating coverage ratio	63	62
Average working capital to sales	24	22

1 Rolling four quarters.

2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Net sales	1,121	1,122	-	3,100	2,857	9
Cost of goods sold	474	437	8	1,342	1,257	7
Gross margin	647	685	(6)	1,758	1,600	10
Adjusted EBITDA[1]	730	733	-	1,966	1,809	9

1 See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA increased in the first nine months of 2026 due to higher global benchmarks and strong operational and supply chain execution that supported record first nine months sales volumes.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30

($ per tonne, except as otherwise noted)	2026	2025	2026	2025
Sales volumes (tonnes - thousands)
North America	1,587	1,562	3,794	3,912
Offshore	2,486	2,497	7,732	7,538
Total sales volumes	4,073	4,059	11,526	11,450
Net selling price
North America	310	319	298	283
Offshore	253	250	254	232
Average net selling price	275	277	269	250
Cost of goods sold	116	108	117	111
Gross margin	159	169	152	139
Depreciation and amortization	50	46	49	47
Gross margin excluding depreciation and amortization[1]	209	215	201	186

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes increased in the third quarter and first nine months of 2026 due to healthy demand and favorable potash affordability in key markets.

•

Net selling price per tonne increased in the first nine months of 2026 due to higher global benchmark prices, partially offset by higher cost to serve, mainly driven by increased fuel costs. Net selling price per tonne decreased in the third quarter of 2026 due to lower summer fill program pricing in North America compared to the same period of 2025.

•

Cost of goods sold per tonne increased in the third quarter and first nine months of 2026 due to increased depreciation and higher maintenance and materials costs. Also impacting the third quarter of 2026 was lower production due to increased turnaround activity.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30

	2026	2025	2026	2025
Production volumes (tonnes – thousands)	3,301	3,607	10,957	10,427
Potash controllable cash cost of product manufactured per tonne[1]	67	56	60	57
Canpotex sales by market (percentage of sales volumes)[2]
Latin America	40	47	43	40
Other Asian markets[3]	27	26	26	30
China	9	8	12	11
India	11	6	6	4
Other markets	13	13	13	15
Total	100	100	100	100

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 See Note 8 to the interim financial statements.

3 All Asian markets except China and India.

Nitrogen

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025[1,2]	% Change	2026	2025[1,2]	% Change
Net sales	960	1,022	(6)	3,128	3,094	1
Cost of goods sold	576	626	(8)	1,834	1,898	(3)
Gross margin	384	396	(3)	1,294	1,196	8
Adjusted EBITDA[2]	497	556	(11)	1,614	1,626	(1)

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA decreased in the third quarter and first nine months of 2026 due to lower sales volumes, partially offset by higher global benchmarks and lower natural gas costs. Other expenses increased in the same periods due to Trinidad safe mode costs incurred in connection with our controlled shutdown of operations and the absence of Profertil S.A. (“Profertil”) equity earnings recognized in the comparable periods in 2025.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30

($ per tonne, except as otherwise noted)	2026	2025	2026	2025
Sales volumes (tonnes - thousands)
Ammonia	293	644	994	1,874
Urea and ESN®	730	687	2,014	2,443
Solutions, nitrates and sulfates	1,331	1,496	3,940	3,996
Total sales volumes	2,354	2,827	6,948	8,313
Net selling price
Ammonia	461	400	527	408
Urea and ESN®	486	507	532	485
Solutions, nitrates and sulfates	269	272	295	266
Average net selling price	363	357	398	362
Cost of goods sold	207	218	216	220
Gross margin	156	139	182	142
Depreciation and amortization	62	56	59	56
Gross margin excluding depreciation and amortization[1]	218	195	241	198

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes decreased in the third quarter and first nine months of 2026, reflecting no production from the Trinidad and New Madrid facilities[4] and higher turnaround activity.

•

Net selling price per tonne increased in the first nine months of 2026 for all major nitrogen products due to stronger global benchmark prices. In the third quarter of 2026, ammonia net selling price was higher due to stronger benchmark prices, partially offset by lower global benchmark prices for most upgraded products compared to the same period of 2025.

•

Cost of goods sold per tonne was lower in the third quarter and first nine months of 2026 primarily due to lower overall natural gas costs, which reflects a higher proportion of production from our low-cost North American nitrogen plants compared to the same periods in 2025.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30

	2026	2025	2026	2025
Sales volumes (tonnes – thousands)
Fertilizer	1,422	1,646	4,177	4,880
Industrial and feed	932	1,181	2,771	3,433
Production volumes (tonnes – thousands)
Ammonia production – total[1]	1,090	1,436	3,268	4,514
Ammonia production – adjusted[1,2]	1,000	967	2,974	3,131
Ammonia operating rate (%)[2]	89	86	89	94
Natural gas costs (dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	2.18	3.54	2.54	3.59
Realized derivative impact[3]	-	-	-	-
Overall natural gas cost	2.18	3.54	2.54	3.59

1 All figures are provided on a gross production basis in thousands of product tonnes.

2 Excludes Trinidad and Joffre.

3 Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses.

4 As previously disclosed, on October 23, 2025, the Trinidad Nitrogen facility completed a controlled shutdown and we ceased production at our New Madrid nitrogen upgrade facility at year-end 2025. Subsequently, on October 5, 2026, we announced the indefinite shutdown of our Trinidad Nitrogen operations.

Phosphate

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Net sales	514	495	4	1,467	1,251	17
Cost of goods sold	564	436	29	1,546	1,160	33
Gross margin	(50)	59	n/m	(79)	91	n/m
Adjusted EBITDA[1]	8	122	(93)	88	275	(68)

1 See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA decreased in the third quarter and first nine months of 2026 due to higher sulfur input costs, partially offset by higher global benchmarks compared to the same periods of 2025.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30

($ per tonne, except as otherwise noted)	2026	2025	2026	2025
Sales volumes (tonnes - thousands)
Fertilizer	401	472	1,278	1,178
Industrial and feed	186	194	557	531
Total sales volumes	587	666	1,835	1,709
Net selling price
Fertilizer	781	701	720	677
Industrial and feed	1,043	824	948	821
Average net selling price	864	737	789	722
Cost of goods sold	939	643	821	661
Gross margin	(75)	94	(32)	61
Depreciation and amortization	114	108	113	124
Gross margin excluding depreciation and amortization[1]	39	202	81	185

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes increased in the first nine months of 2026, driven by reliability improvements at Aurora and a reduction in inventory levels. Sales volumes decreased in the third quarter of 2026 due to timing of sales and lower operating rates at White Springs.

•

Net selling price per tonne increased in the third quarter and first nine months of 2026 due to stronger global benchmark prices. Industrial and feed realizations outperformed, reflecting the typical lag between price realizations and benchmark movements.

•	Cost of goods sold per tonne increased in the third quarter and first nine months of 2026 primarily due to higher sulfur input costs.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30

	2026	2025	2026	2025
Production volumes (P2O5 tonnes – thousands)	342	378	998	993
P2O5 operating rate (%)	80	88	78	78

Corporate and Others and Eliminations

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025[1,2]	% Change	2026	2025[1,2]	% Change
Corporate and Others
Gross margin[2]	(2)	2	n/m	12	20	(40)
Selling expenses (recovery)	(3)	(2)	50	(6)	(6)	-
General and administrative expenses	97	92	5	308	286	8
Share-based compensation expense	75	28	168	150	119	26
Foreign exchange loss (gain), net of related derivatives	5	(11)	n/m	23	18	28
Other (income) expenses	(36)	32	n/m	61	96	(36)
Adjusted EBITDA[2]	(107)	(114)	(6)	(280)	(294)	(5)
Eliminations
Gross margin	(30)	(100)	(70)	15	(74)	n/m
Adjusted EBITDA[2]	(21)	(96)	(78)	15	(72)	n/m

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

•

Share-based compensation expense was higher in the third quarter and first nine months of 2026 due to an increase in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors, such as our share price movement, our performance relative to our peer group and our return on invested capital.

•

Other (income) expenses was a recovery in the third quarter and a lower expense in the first nine months of 2026 due to gains on dispositions related to portfolio optimization initiatives and a change in discount rates which lowered our asset retirement obligations related to non-operating sites.

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Finance costs	178	170	5	527	504	5
Income taxes
Income tax expense	195	168	16	622	594	5
Actual effective tax rate including discrete items (%)	40	26	54	27	26	4
Other comprehensive income (loss)	19	(18)	n/m	55	191	(71)

•

Income tax expense increased in the third quarter and first nine months of 2026 mainly due to a greater proportion of earnings generated in higher tax jurisdictions. The effective tax rate including discrete items increased in the third quarter and first nine months of 2026 due to a change in the proportion of earnings (loss) between tax jurisdictions.

•

Other comprehensive income (loss) is primarily driven by changes in the currency of our foreign operations. In the first nine months of 2026, lower income was due to lower appreciation of Australian and Brazilian currencies and depreciation of the Canadian currency, relative to the US dollar, compared to the same period in 2025.

Liquidity and Capital Resources

Sources and uses of liquidity

We continued to manage our capital in accordance with our current capital allocation priorities. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and uses of cash

	Three Months Ended September 30			Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025	% Change	2026	2025	% Change
Cash (used in) provided by operating activities	(425)	(426)	-	1,208	1,030	17
Cash used in investing activities	(432)	(383)	13	(1,424)	(1,121)	27
Cash provided by (used in) financing activities	849	51	n/m	453	(156)	n/m
Cash used for dividends and share repurchases[1]	(490)	(413)	19	(1,338)	(1,199)	12

1 This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash (used in) provided by operating activities

•

Was consistent in the third quarter of 2026 when compared to the third quarter of 2025.

•

Increased in the first nine months of 2026 due to higher global fertilizer benchmarks and record Potash sales volumes, partially offset by reduced Nitrogen sales volumes and higher sulfur costs.

Cash used in investing activities

•

Increased in the third quarter of 2026, primarily due to the absence of proceeds received for the sale of our investment in Profertil recognized in the comparable period.

•

Increased in the first nine months of 2026, primarily due to the absence of proceeds from the sale of our investments in Sinofert Holdings Limited and Profertil recognized in the comparable period.

Cash provided by (used in) financing activities

•

Increased in the third quarter and first nine months of 2026 due to higher commercial paper issuances. In addition, we repaid senior notes maturing in the first nine months of 2025 with no comparable repayment in the first nine months of 2026.

Cash used for dividends and share repurchases	• Increased in the third quarter and first nine months of 2026 due to higher share repurchases.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at

($ millions, except as otherwise noted)	September 30, 2026	December 31, 2025	$	Change	% Change
Assets
Cash and cash equivalents	919	701		218	31
Receivables	8,216	5,675		2,541	45
Inventories	5,701	6,977		(1,276)	(18)
Prepaid expenses and other current assets	442	1,396		(954)	(68)
Property, plant and equipment	22,778	22,747		31	-
Liabilities and Shareholders’ Equity
Short-term debt	1,972	873		1,099	126
Trade, other payables and accrued liabilities	7,065	9,309		(2,244)	(24)
Long-term debt, including current portion	10,834	9,863		971	10
Share capital	13,361	13,519		(158)	(1)
Retained earnings	12,575	12,076		499	4

•	Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources - Sources and uses of cash” section.

•	Receivables increased primarily due to the seasonality of Retail sales and higher usage of Nutrien Financial programs.

•

Inventories decreased due to the seasonality of our Retail segment. Our North American inventory levels generally increase at year-end, peak in the first quarter of the year in preparation for the planting and application seasons, and are drawn down in the succeeding quarters.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventories during the planting and application season in North America.

•	Short-term debt increased due to higher commercial paper issuances to support working capital requirements driven by the seasonality of our business.

•

Trade, other payables and accrued liabilities decreased due to the settlement of our Retail supplier financing arrangements in 2026 that were entered into in the fourth quarter of 2025 and lower customer prepayments in North America as Retail customers took delivery of inventory.

•	Long-term debt, including current portion, increased due to the issuance of $1.0 billion of senior notes in the second quarter of 2026, the net proceeds of which were used to repay short-term debt.

•	Retained earnings increased as net earnings exceeded dividends declared and share repurchases in the first nine months of 2026.

Capital Structure and Management

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the nine months ended September 30, 2026.

Capital structure (debt and equity)

($ millions)	September 30, 2026	December 31, 2025
Short-term debt	1,972	873
Current portion of long-term debt	1,420	513
Current portion of lease liabilities	348	346
Long-term debt	9,414	9,350
Lease liabilities	964	937
Shareholders’ equity	25,762	25,365

Commercial paper, credit facilities and other debt

We have a total facility limit of approximately $6,812 million comprised of several credit facilities available in the jurisdictions where we operate. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at September 30, 2026, we utilized $1,972 million of our total facility limit, which includes $1,624 million outstanding under our commercial paper program. During the first nine months of 2026, we extended the maturity of our $4,500 million unsecured committed revolving term credit facility from September 4, 2030, to September 4, 2031. We also extended the maturity of our accounts receivable purchase facility from March 6, 2026, to March 31, 2028, terminated our $500 million unsecured committed revolving term credit facility upon its maturity on September 2, 2026, and entered into a $69 million uncommitted revolving demand facility.

As at September 30, 2026, $231 million in letters of credit were outstanding and committed, with $258 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2025 Annual Report for information on balances, rates and maturities for our notes and debentures. During the first nine months of 2026, we issued $500 million of 4.850 percent senior notes due May 29, 2031 and $500 million of 5.350 percent senior notes due May 29, 2036. See Note 6 to the interim financial statements.

Outstanding share data

As at November 3, 2026

Common shares	474,130,694

Options to purchase common shares	1,804,098

For more information on our capital management, see Note 4 to the annual financial statements in our 2025 Annual Report.

Subsequent Events

Phosphate business

Consistent with our aim to simplify our portfolio and focus on core assets that enhance earnings quality and free cash flow, we completed a comprehensive review of strategic alternatives for our Phosphate business. Following this review, we have determined the optimal path in the current environment is to retain and further optimize our Aurora and integrated upgrade facilities, while shutting down operations at our White Springs facility in the second quarter of 2027.

Management determined this to be the optimal path as the White Springs mine approaches the end of its economically recoverable reserve life, which has resulted in increasing operating costs and capital requirements. The carrying value of the total assets1 in White Springs that will be assessed for impairment is $430 million as at September 30, 2026. We expect to recognize expenses in the fourth quarter of 2026, which include non-cash asset impairments. We also expect to incur expenses related to severance and other shutdown costs.

Trinidad

On October 5, 2026, we announced the indefinite shutdown of our Trinidad nitrogen facility following an extensive review of strategic alternatives and engagement with relevant stakeholders. The carrying value of the total assets1 in Trinidad that will be assessed for impairment is $760 million as at September 30, 2026. We expect to recognize expenses in the fourth quarter of 2026, which include non-cash asset and goodwill impairments. We also expect to incur expenses related to severance and other shutdown costs.

1 Excludes goodwill and certain other assets that may be allocated as part of ongoing impairment and valuation assessments.

Quarterly Results

($ millions, except as otherwise noted)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024

Sales	6,064	10,812	6,046	5,340	6,007	10,438	5,100	5,079

Net earnings	288	1,222	139	580	469	1,229	19	118

Net earnings attributable to equity holders of Nutrien	284	1,214	131	571	464	1,221	11	113

Net earnings per share attributable to equity holders of Nutrien

Basic	0.60	2.53	0.27	1.18	0.96	2.51	0.02	0.23

Diluted	0.60	2.53	0.27	1.18	0.96	2.50	0.02	0.23

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, global demand-supply conditions, grower affordability and weather. See Note 2 to the interim financial statements.

Accounting Policies, New IFRS Standards and Future Accounting Pronouncements

Significant accounting policies are disclosed in our 2025 Annual Report and have been consistently applied for the nine months ended September 30, 2026, except as described below.

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The impact was not material. On initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the nine months ended September 30, 2026.

Presentation and Disclosure in Financial Statements (IFRS 18) effective January 1, 2027

We continue to advance our implementation activities, including assessing changes to financial statement presentation and disclosures and the related changes required to reporting processes and systems.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues and expenses. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board.

Our critical accounting estimates are discussed on pages 64 to 65 of our 2025 Annual Report. There were no material changes to our critical accounting estimates for the three and nine months ended September 30, 2026.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our ICFR during the three months ended September 30, 2026, that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws and within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2026 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; our forecasts for global potash shipments in 2026 and 2027; expectations regarding planned reliability improvements and debottlenecking initiatives in our Nitrogen operations and the anticipated impact thereof on operating rates; expectations regarding our plans in respect of our Aurora and integrated phosphate upgrade facilities, including the execution of operational excellence initiatives and product mix optimization; expectations regarding the shutdown of operations at our White Springs facility, including the timing thereof, the expected nature, timing and amount of expenses expected to be recognized, including non-cash asset impairments, and costs expected to be incurred, in the fourth quarter of 2026, and the anticipated benefits thereof; expectations regarding the indefinite shutdown of our Trinidad Nitrogen operations, including the expected nature, timing and amount of expenses expected to be recognized, including non-cash asset and goodwill impairments, and costs expected to be incurred, in the fourth quarter of 2026; expectations regarding structural growth in our downstream business; expectations regarding our capital allocation approach, including our intentions with respect to our strategic actions and the expected timing thereof; our expectations regarding Nutrien’s strategic priorities and our ability to advance and achieve such strategic priorities in 2026 and beyond; expectations regarding various performance targets in 2026 and beyond and our ability to achieve such targets; capital spending expectations for 2026 and beyond; expectations regarding performance of our operating segments in 2026 and beyond; the expectation that internally generated cash flow, supplemented by available borrowings, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements; expectations regarding payment of dividends and share repurchases; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, crop input demand, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix and the need to replenish soil nutrient levels, weather conditions, input costs, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates, the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, geopolitical disruptions, including the ongoing conflict in the Middle East, inventories, crop development, and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof, including timing of the completion of, and expected proceeds from, pending or announced dispositions of non-core assets; and expectations in connection with our ability to generate free cash flow, enhance earnings quality, and deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives; that we will conduct our operations and achieve results of operations as anticipated; growth in crop nutrient sales volumes and gross margins; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all; increased proprietary products gross margin; that our plans with respect to our Aurora and integrated phosphate upgrade facilities will proceed as anticipated and that we will realize the expected benefits therefrom; that the shutdown of operations at our White Springs facility will proceed as anticipated, that the expected expenses, including non-cash asset impairments, and expected costs associated therewith will be consistent with our current expectations, and that we will realize the expected benefits of the shutdown; that the indefinite shutdown of our Trinidad Nitrogen operations will proceed as anticipated, that the expected expenses, including non-cash asset and goodwill impairments, and expected costs associated therewith will be consistent with our current expectations, and that we will realize the expected benefits of the shutdown; continued reliability improvements and the successful completion of debottlenecking initiatives; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, operating rates, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, government support, crop development and cost of labor and interest, exchange and effective tax rates; global economic conditions and the accuracy of our market outlook expectations for 2026 and in the future; the reliability and accuracy of third-party weather and climate forecasts, including forecasts regarding El Niño/La Niña conditions, underlying our crop production and crop price expectations; assumptions related to our assessment of recoverable amount estimates of our assets; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the ongoing conflict in the Middle East, on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation and volatility in oil prices; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; the availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets; failure to complete announced and future strategic and asset optimization initiatives, acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality of our business; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, or other changes to international trade arrangements) and regulatory investigations; current and future litigation proceedings, investigations and other contingencies; the timing, costs and impacts of our plans with respect to our Aurora and integrated phosphate upgrade facilities and the risk that the expected benefits therefrom may not be realized; the timing, costs and impacts of the shutdown of operations at our White Springs facility, including the final amount of the expenses, including non-cash asset impairments, and costs in connection therewith, and the risk that the expected benefits therefrom may not be realized; the timing, costs and impacts of the indefinite shutdown of our Trinidad Nitrogen operations, including the final amount of the expenses, including non-cash asset and goodwill impairments, and costs in connection therewith, and the risk that the expected benefits therefrom may not be realized; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions; government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts, including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the ongoing conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; potential inaccuracies in third-party market forecasts and industry data; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2025 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve farmers. Our vision is to be the leading global agricultural solutions provider, delivering superior shareholder value through safe and sustainable operations. To achieve this vision, our strategy is anchored in three priorities: simplify and focus, operational excellence and a disciplined and intentional approach to capital allocation. This strategy is designed to create low-risk, structural free cash flow growth by leveraging our core competencies and to deliver reliable, growing cash returns to shareholders.

For Further Information:

Investor Contact:

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933-8545 – investors@nutrien.com

Media Contact:

Simon Scott

Vice President, Global Communications

(403) 225-7213 – media@nutrien.com

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at https://www.nutrien.com/investors/interactive-data-tool Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, November 5, 2026 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US: 1-800-990-2777
•	International: 1-416-855-9085
•	Conference ID: 56723. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/news/events/2026-q3-earnings-conference-call

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended September 30		Nine Months Ended September 30

($ millions)	2026	2025	2026	2025

Net earnings	288	469	1,649	1,717

Finance costs	178	170	527	504

Income tax expense	195	168	622	594

Depreciation and amortization	640	617	1,850	1,802

EBITDA[1]	1,301	1,424	4,648	4,617

Adjustments:

Share-based compensation expense	75	28	150	119

Foreign exchange loss (gain), net of related derivatives	5	(11)	23	18

ARO/ERL related income for non-operating sites	(42)	(10)	(59)	(7)

Restructuring (recovery) costs	(29)	-	53	22

Impairment of assets recorded in other income and expenses	-	-	30	-

Adjusted EBITDA	1,310	1,431	4,845	4,769

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended September 30, 2026			Nine Months Ended September 30, 2026
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases	)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		284	0.60			1,629	3.40
Adjustments:
Share-based compensation expense	75	56	0.12	150		112	0.23
Foreign exchange loss, net of related derivatives	5	5	0.01	23		23	0.05
ARO/ERL related income for non-operating sites	(42)	(32)	(0.07)	(59)		(45)	(0.09)
Restructuring (recovery) costs	(29)	(23)	(0.05)	53		45	0.09
Impairment of assets recorded in other income and expenses	-	-	-	30		22	0.05
Sub-total adjustments	9	6	0.01	197		157	0.33
Adjusted net earnings		290	0.61			1,786	3.73

	Three Months Ended September 30, 2025			Nine Months Ended September 30, 2025
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases	)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		464	0.96			1,696	3.48
Adjustments:
Share-based compensation expense	28	22	0.05	119		90	0.18
Foreign exchange (gain) loss, net of related derivatives	(11)	(9)	(0.02)	18		14	0.03
ARO/ERL related income for non-operating sites	(10)	(8)	(0.02)	(7)		(5)	(0.01)
Restructuring costs	-	-	-	22		18	0.04
Sub-total adjustments	7	5	0.01	152		117	0.24
Adjusted net earnings		469	0.97			1,813	3.72

Effective Tax Rate on Adjusted Net Earnings

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended September 30		Nine Months Ended September 30

($ millions, except as otherwise noted)	2026	2025	2026	2025

Total COGS – Potash	474	437	1,342	1,257

Change in inventory	(85)	(45)	(76)	(96)

Other adjustments[1]	(7)	2	(16)	(19)

COPM	382	394	1,250	1,142

Depreciation and amortization in COPM	(155)	(157)	(509)	(449)

Royalties in COPM	(23)	(26)	(76)	(68)

Natural gas costs and carbon taxes in COPM	18	(8)	(7)	(30)

Controllable cash COPM	222	203	658	595

Production volumes (tonnes – thousands)	3,301	3,607	10,957	10,427

Potash controllable cash COPM per tonne	67	56	60	57

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	Rolling Four Quarters Ended September 30, 2026
($ millions, except as otherwise noted)	Q4 2025	Q1 2026	Q2 2026	Q3 2026	Total
Selling expenses	811	798	998	809	3,416
General and administrative expenses	40	44	55	52	191
Other expenses	4	36	45	29	114
Operating expenses	855	878	1,098	890	3,721
Depreciation and amortization in operating expenses	(184)	(179)	(177)	(176)	(716)
Operating expenses excluding depreciation and amortization	671	699	921	714	3,005

Gross margin	977	800	2,046	911	4,734
Depreciation and amortization in cost of goods sold	5	5	6	6	22
Gross margin excluding depreciation and amortization	982	805	2,052	917	4,756
Cash operating coverage ratio (%)					63

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Selling expenses	755	948	792	811	3,306
General and administrative expenses	44	44	44	40	172
Other expenses	25	54	40	4	123
Operating expenses	824	1,046	876	855	3,601
Depreciation and amortization in operating expenses	(179)	(172)	(179)	(184)	(714)
Operating expenses excluding depreciation and amortization	645	874	697	671	2,887

Gross margin	686	2,018	922	977	4,603
Depreciation and amortization in cost of goods sold	5	5	5	5	20
Gross margin excluding depreciation and amortization	691	2,023	927	982	4,623
Cash operating coverage ratio (%)					62

Retail Average Working Capital to Sales

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling Four Quarters Ended September 30, 2026
($ millions, except as otherwise noted)	Q4 2025	Q1 2026	Q2 2026	Q3 2026	Average/Total
Current assets	11,185	12,558	12,063	11,236
Current liabilities	(8,275)	(7,799)	(7,930)	(5,294)
Working capital	2,910	4,759	4,133	5,942	4,436

Sales	3,144	3,640	8,270	3,443	18,497
Average working capital to sales (%)					24

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Average/Total
Current assets	11,510	11,442	10,823	11,185
Current liabilities	(7,561)	(8,051)	(5,348)	(8,275)
Working capital	3,949	3,391	5,475	2,910	3,931

Sales	3,090	7,959	3,427	3,144	17,620
Average working capital to sales (%)					22

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial Aging	As at September 30, 2026							As at December 31, 2025

($ millions)	Current	<31 Days past due	31–90 Days past due	>90 Days past due	Gross receivables	Allowance[1]	Net receivables[2]	Net receivables

North America	3,678	95	71	203	4,047	(69)	3,978	2,332
International	903	68	25	31	1,027	(7)	1,020	774
Nutrien Financial receivables	4,581	163	96	234	5,074	(76)	4,998	3,106

1 Bad debt expense on the above receivables for the nine months ended September 30, 2026 was $40 million in the Retail segment.

2 In 2026, we assume a debt-to-equity ratio of 9:1 (2025 – 9:1) in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial Net Receivables	Rolling Four Quarters Ended September 30, 2026
($ millions, except as otherwise noted)	Q4 2025	Q1 2026	Q2 2026	Q3 2026	Average/Total
Average Nutrien Financial net receivables	3,106	3,035	5,101	4,998	4,060

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures exclude capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of cash to shareholders.

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30

($ millions, except as otherwise noted)	Note	2026	2025	2026	2025
Sales	2, 8	6,064	6,007	22,922	21,545
Freight, transportation and distribution		258	272	705	738
Cost of goods sold		3,946	3,771	15,460	14,348
Gross Margin		1,860	1,964	6,757	6,459
Selling expenses		811	795	2,611	2,503
General and administrative expenses		158	144	491	444
Provincial mining taxes		113	124	313	289
Share-based compensation expense		75	28	150	119
Foreign exchange loss (gain), net of related derivatives		5	(11)	21	18
Other expenses	3	37	77	373	271
Earnings Before Finance Costs and Income Taxes		661	807	2,798	2,815
Finance costs		178	170	527	504
Earnings Before Income Taxes		483	637	2,271	2,311
Income tax expense	4	195	168	622	594
Net Earnings		288	469	1,649	1,717
Attributable to
Equity holders of Nutrien		284	464	1,629	1,696
Non-controlling interest		4	5	20	21
Net Earnings		288	469	1,649	1,717

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		0.60	0.96	3.40	3.48
Diluted		0.60	0.96	3.40	3.48
Weighted average shares outstanding for basic EPS		476,669,000	485,583,000	479,160,000	487,445,000
Weighted average shares outstanding for diluted EPS		476,907,000	485,776,000	479,437,000	487,624,000

Condensed Consolidated Statements of Comprehensive Income
		Three Months Ended September 30		Nine Months Ended September 30

($ millions, net of related income taxes)		2026	2025	2026	2025
Net Earnings		288	469	1,649	1,717
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net fair value loss on investments		-	-	(10)	(18)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		20	(5)	81	196
Other		(1)	(13)	(16)	13
Other Comprehensive Income (Loss)		19	(18)	55	191
Comprehensive Income		307	451	1,704	1,908
Attributable to
Equity holders of Nutrien		302	446	1,682	1,886
Non-controlling interest		5	5	22	22
Comprehensive Income		307	451	1,704	1,908

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

($ millions)	Note	2026	2025	2026	2025
Operating Activities
Net earnings		288	469	1,649	1,717
Adjustments for:
Depreciation and amortization		640	617	1,850	1,802
Share-based compensation expense		75	28	150	119
Provision for deferred income tax		111	195	135	227
Net distributed (undistributed) earnings of equity-accounted investees		1	(19)	(1)	66
Long-term income tax receivables and payables		6	2	(8)	18
Other long-term assets, liabilities and miscellaneous		(96)	(17)	1	(49)
Cash from operations before working capital changes		1,025	1,275	3,776	3,900
Changes in non-cash operating working capital:
Receivables		487	357	(2,428)	(2,248)
Inventories and prepaid expenses and other current assets		382	257	2,300	1,877
Trade, other payables and accrued liabilities		(2,319)	(2,315)	(2,440)	(2,499)
Cash (Used in) Provided by Operating Activities		(425)	(426)	1,208	1,030
Investing Activities
Capital expenditures[1]		(525)	(530)	(1,341)	(1,254)
Business acquisitions, net of cash acquired		-	(1)	(40)	(12)
Proceeds from (purchase of) investments, held within three months, net		5	1	(36)	(68)
Purchase of investments		-	-	(1)	(93)
Proceeds from sale of investments		-	146	-	422
Net changes in non-cash working capital		12	23	(66)	(55)
Other		76	(22)	60	(61)
Cash Used in Investing Activities		(432)	(383)	(1,424)	(1,121)
Financing Activities
Proceeds from debt, maturing within three months, net		1,448	591	1,130	925
Proceeds from debt	6	-	-	1,000	998
Repayment of debt		(16)	(27)	(61)	(562)
Repayment of principal portion of lease liabilities		(94)	(97)	(302)	(313)
Dividends paid to Nutrien’s shareholders	7	(263)	(265)	(791)	(798)
Repurchase of common shares	7	(227)	(148)	(547)	(401)
Issuance of common shares		4	-	51	29
Other		(3)	(3)	(27)	(34)
Cash Provided by (Used in) Financing Activities		849	51	453	(156)
Effect of Exchange Rate Changes on Cash and Cash Equivalents		6	(5)	(6)	18
(Decrease) Increase in Cash and Cash Equivalents		(2)	(763)	231	(229)
January 1, 2026 opening balance prior to restatement for amendments to IFRS 9	9	-	-	701	-
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	9	-	-	(13)	-
Cash and Cash Equivalents – Beginning of Period		921	1,387	688	853
Cash and Cash Equivalents – End of Period		919	624	919	624
Cash and cash equivalents is composed of:
Cash		783	514	783	514
Short-term investments		136	110	136	110
		919	624	919	624
Supplemental Cash Flows Information
Interest paid		148	166	488	518
Income taxes paid		179	213	303	201
Total cash outflow for leases		133	134	429	423

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended September 30, 2026 of $495 million and $30 million (2025 – $498 million and $32 million), respectively, and for the nine months ended September 30, 2026 of $1,263 million and $78 million (2025 – $1,175 million and $79 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive (loss) income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of common shares	Share capital	Contributed surplus	(Loss) gain on currency translation of foreign operations	Other	Total AOCI	Retained earnings	Equity holders of Nutrien	Non- controlling interest	Total equity

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	1,696	1,696	21	1,717

Other comprehensive income (loss)	-	-	-	195	(5)	190	-	190	1	191

Shares repurchased for cancellation (Note 7)	(7,288,910)	(204)	(11)	-	-	-	(194)	(409)	-	(409)

Dividends declared[1]	-	-	-	-	-	-	(797)	(797)	-	(797)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(21)	(21)

Effect of share-based compensation including issuance of common shares	593,873	36	(1)	-	-	-	-	35	-	35

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net gain on cash flow hedges	-	-	-	-	(6)	(6)	-	(6)	-	(6)

Other	-	-	-	-	-	-	1	1	-	1

Balance – September 30, 2025	484,330,409	13,580	56	(342)	(16)	(358)	11,839	25,117	36	25,153

Balance – December 31, 2025	481,962,233	13,519	57	(329)	-	(329)	12,076	25,323	42	25,365

Net earnings	-	-	-	-	-	-	1,629	1,629	20	1,649

Other comprehensive income (loss)	-	-	-	79	(26)	53	-	53	2	55

Shares repurchased for cancellation (Note 7)	(7,782,021)	(218)	-	-	-	-	(340)	(558)	-	(558)

Dividends declared[1]	-	-	-	-	-	-	(790)	(790)	-	(790)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(24)	(24)

Effect of share-based compensation including issuance of common shares	991,354	60	(5)	-	-	-	-	55	-	55

Transfer of net loss on cash flow hedges	-	-	-	-	10	10	-	10	-	10

Balance – September 30, 2026	475,171,566	13,361	52	(250)	(16)	(266)	12,575	25,722	40	25,762

1 During the nine months ended September 30, 2026, we declared dividends of $1.65 per share (2025 – $1.64 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at September 30		As at December 31

($ millions)	Note	2026	2025	2025

Assets

Current assets

Cash and cash equivalents		919	624	701

Receivables	8	8,216	7,687	5,675

Inventories		5,701	5,281	6,977

Prepaid expenses and other current assets		442	598	1,396

Assets held for sale		-	284	-

		15,278	14,474	14,749

Non-current assets

Property, plant and equipment		22,778	22,480	22,747

Goodwill		12,149	12,116	12,136

Intangible assets		1,517	1,711	1,667

Investments		136	142	144

Other assets		835	903	858

Total Assets		52,693	51,826	52,301

Liabilities

Current liabilities

Short-term debt	6	1,972	2,486	873

Current portion of long-term debt	6	1,420	538	513

Current portion of lease liabilities		348	350	346

Trade, other payables and accrued liabilities	8	7,065	6,899	9,309

		10,805	10,273	11,041

Non-current liabilities

Long-term debt	6	9,414	9,852	9,350

Lease liabilities		964	954	937

Deferred income tax liabilities		3,782	3,678	3,666

Pension and other post-retirement benefit liabilities		214	229	221

Asset retirement obligations and accrued environmental costs		1,467	1,440	1,468

Other non-current liabilities		285	247	253

Total Liabilities		26,931	26,673	26,936

Shareholders’ Equity

Share capital	7	13,361	13,580	13,519

Contributed surplus		52	56	57

Accumulated other comprehensive loss		(266)	(358)	(329)

Retained earnings		12,575	11,839	12,076

Equity holders of Nutrien		25,722	25,117	25,323

Non-controlling interest		40	36	42

Total Shareholders’ Equity		25,762	25,153	25,365

Total Liabilities and Shareholders’ Equity		52,693	51,826	52,301

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2026

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2025 annual audited consolidated financial statements with the exception of the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, which were adopted effective January 1, 2026 (refer to Note 9). These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2025 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2025 figures have been reclassified as indicated in Note 2 Segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on November 4, 2026.

Note 2 Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, Australia and South America. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes. Sales reported under our Corporate and Others segment relate to our non-core businesses. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Unaudited

In the fourth quarter of 2025, the Chief Operating Decision Maker (“CODM”) reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been presented in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the three and nine months ended September 30, 2025.

($ millions)	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Sales	40	183
Gross Margin	1	8
EBITDA	-	5

	Three Months Ended September 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,442	1,154	890	517	61	-	6,064

– intersegment	1	111	176	57	-	(345)	-

Sales – total	3,443	1,265	1,066	574	61	(345)	6,064

Freight, transportation and distribution[1]	-	144	106	60	(1)	(51)	258

Net sales	3,443	1,121	960	514	62	(294)	5,806

Cost of goods sold	2,532	474	576	564	64	(264)	3,946

Gross margin	911	647	384	(50)	(2)	(30)	1,860

Selling expenses (recovery)	809	5	6	2	(3)	(8)	811

General and administrative expenses	52	1	6	2	97	-	158

Provincial mining taxes	-	113	-	-	-	-	113

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange loss, net of related derivatives	-	-	-	-	5	-	5

Other expenses (income)	29	4	35	6	(36)	(1)	37

Earnings (loss) before finance costs and income taxes	21	524	337	(60)	(140)	(21)	661

Depreciation and amortization	182	206	160	68	24	-	640

EBITDA	203	730	497	8	(116)	(21)	1,301

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange loss, net of related derivatives	-	-	-	-	5	-	5

ARO/ERL related income for non-operating sites[2] (Note 3)	-	-	-	-	(42)	-	(42)

Restructuring recovery (Note 3)	-	-	-	-	(29)	-	(29)

Adjusted EBITDA	203	730	497	8	(107)	(21)	1,310

1 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

	Three Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	3,415	1,127	960	462	43	-	6,007

– intersegment	12	130	195	99	-	(436)	-

Sales – total	3,427	1,257	1,155	561	43	(436)	6,007

Freight, transportation and distribution[2]	-	135	133	66	(1)	(61)	272

Net sales	3,427	1,122	1,022	495	44	(375)	5,735

Cost of goods sold	2,505	437	626	436	42	(275)	3,771

Gross margin	922	685	396	59	2	(100)	1,964

Selling expenses (recovery)	792	3	7	2	(2)	(7)	795

General and administrative expenses	44	3	3	2	92	-	144

Provincial mining taxes	-	124	-	-	-	-	124

Share-based compensation expense	-	-	-	-	28	-	28

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

Other expenses (income)	40	10	(13)	5	32	3	77

Earnings (loss) before finance costs and income taxes	46	545	399	50	(137)	(96)	807

Depreciation and amortization	184	188	157	72	16	-	617

EBITDA	230	733	556	122	(121)	(96)	1,424

Share-based compensation expense	-	-	-	-	28	-	28

Foreign exchange gain, net of related derivatives	-	-	-	-	(11)	-	(11)

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(10)	-	(10)

Adjusted EBITDA	230	733	556	122	(114)	(96)	1,431

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

Unaudited

	Nine Months Ended September 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	15,352	3,175	2,733	1,436	226	-	22,922

– intersegment	1	266	737	210	-	(1,214)	-

Sales – total	15,353	3,441	3,470	1,646	226	(1,214)	22,922

Freight, transportation and distribution[1]	-	341	342	179	(2)	(155)	705

Net sales	15,353	3,100	3,128	1,467	228	(1,059)	22,217

Cost of goods sold	11,596	1,342	1,834	1,546	216	(1,074)	15,460

Gross margin	3,757	1,758	1,294	(79)	12	15	6,757

Selling expenses (recovery)	2,605	10	18	6	(6)	(22)	2,611

General and administrative expenses	151	8	17	7	308	-	491

Provincial mining taxes	-	313	-	-	-	-	313

Share-based compensation expense	-	-	-	-	150	-	150

Foreign exchange (gain) loss, net of related derivatives	(2)	-	-	-	23	-	21

Other expenses	110	44	107	29	61	22	373

Earnings (loss) before finance costs and income taxes	893	1,383	1,152	(121)	(524)	15	2,798

Depreciation and amortization	549	562	462	209	68	-	1,850

EBITDA	1,442	1,945	1,614	88	(456)	15	4,648

Share-based compensation expense	-	-	-	-	150	-	150

Foreign exchange loss, net of related derivatives	-	-	-	-	23	-	23

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(59)	-	(59)

Restructuring costs (Note 3)	-	-	-	-	53	-	53

Impairment of assets recorded in other income and expenses (Note 3)	-	21	-	-	9	-	30

Adjusted EBITDA	1,442	1,966	1,614	88	(280)	15	4,845

1 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

Unaudited

	Nine Months Ended September 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	14,464	2,885	2,813	1,182	201	-	21,545

– intersegment	12	318	686	233	-	(1,249)	-

Sales – total	14,476	3,203	3,499	1,415	201	(1,249)	21,545

Freight, transportation and distribution[2]	-	346	405	164	-	(177)	738

Net sales	14,476	2,857	3,094	1,251	201	(1,072)	20,807

Cost of goods sold	10,850	1,257	1,898	1,160	181	(998)	14,348

Gross margin	3,626	1,600	1,196	91	20	(74)	6,459

Selling expenses (recovery)	2,495	8	21	5	(6)	(20)	2,503

General and administrative expenses	132	7	14	5	286	-	444

Provincial mining taxes	-	289	-	-	-	-	289

Share-based compensation expense	-	-	-	-	119	-	119

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Other expenses	119	20	-	18	96	18	271

Earnings (loss) before finance costs and income taxes	880	1,276	1,161	63	(493)	(72)	2,815

Depreciation and amortization	545	533	465	212	47	-	1,802

EBITDA	1,425	1,809	1,626	275	(446)	(72)	4,617

Share-based compensation expense	-	-	-	-	119	-	119

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(7)	-	(7)

Restructuring costs (Note 3)	-	-	-	-	22	-	22

Adjusted EBITDA	1,425	1,809	1,626	275	(294)	(72)	4,769

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American manufactured potash sales volumes.

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2026	2025	2026	2025

Retail sales by product line
Crop nutrients	1,188	1,188	6,212	5,773
Crop protection products	1,519	1,536	5,411	5,174
Seed	136	156	1,976	1,966
Services and other	263	258	746	690
Merchandise	266	222	780	649
Nutrien Financial	87	89	312	294
Nutrien Financial elimination[1]	(16)	(22)	(84)	(70)

	3,443	3,427	15,353	14,476

Potash sales by geography
Manufactured product

North America	636	633	1,473	1,449

Offshore[2]	629	623	1,967	1,750
Other potash and purchased products	-	1	1	4

	1,265	1,257	3,441	3,203

Nitrogen sales by product line
Manufactured product

Ammonia	160	300	616	899

Urea and ESN®	385	376	1,156	1,288

Solutions, nitrates and sulfates	408	466	1,316	1,217
Other nitrogen and purchased products[3]	113	13	382	95

	1,066	1,155	3,470	3,499

Phosphate sales by product line
Manufactured product

Fertilizer	357	379	1,051	913

Industrial and feed	210	178	576	484
Other phosphate and purchased products	7	4	19	18

	574	561	1,646	1,415

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended September 30, 2026 of $(2) million (2025 – $(13) million) and the nine months ended September 30, 2026 of $13 million (2025 – $45 million).

3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Note 3 Other expenses (income)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2026	2025	2026	2025

Restructuring (recovery) costs	(29)	-	53	22

Earnings of equity-accounted investees	-	(22)	(6)	(36)

Bad debt expense	17	31	66	88

Project feasibility costs	24	28	66	69

Customer prepayment costs	13	13	51	50

Legal expenses	5	6	22	13

Trinidad-related expenses	23	-	75	1

ARO/ERL related income for non-operating sites	(42)	(10)	(59)	(7)

Impairment of assets	-	-	30	-

Other expenses	26	31	75	71

	37	77	373	271

Unaudited

Note 4 Income taxes

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Actual effective tax rate on earnings (%)	40	27	27	25

Actual effective tax rate including discrete items (%)	40	26	27	26

Discrete tax adjustments that impacted the tax rate[1]	3	(4)	6	23

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

Our financial instruments carrying amounts are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,834 million and fair value of $9,867 million as at September 30, 2026. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 6 Debt

On May 29, 2026, we issued $1 billion of senior notes. The senior notes are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes issued in 2026	4.850	May 29, 2031	500
Senior notes issued in 2026	5.350	May 29, 2036	500
			1,000

During the nine months ended September 30, 2026, we extended the maturity of our accounts receivable purchase facility from March 6, 2026 to March 31, 2028, extended the maturity of our $4,500 million unsecured committed revolving term credit facility from September 4, 2030 to September 4, 2031, and terminated our $500 million unsecured committed revolving term credit facility upon its maturity on September 2, 2026. We also entered into a $69 million uncommitted revolving demand facility. As at September 30, 2026, this facility was fully utilized.

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Number of common shares repurchased for cancellation	3,205,631	2,547,124	7,782,021	7,288,910

Average price per share (US dollars)	70.86	58.27	70.40	54.96

Total cost, inclusive of tax	231	152	558	409

Subsequent to September 30, 2026, as of November 3, 2026, an additional 1,194,010 common shares were repurchased for cancellation at a cost of $83 million and an average price per share of $69.45.

Dividends declared

We declared a dividend per share of $0.55 (2025 – $0.545) during the three months ended September 30, 2026, payable on October 16, 2026 to shareholders of record on September 29, 2026.

Unaudited

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the time product is loaded for shipping, at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended September 30, 2026 were $81 million (2025 – $23 million) and the nine months ended September 30, 2026 were $203 million (2025 – $100 million).

($ millions)	As at September 30, 2026	As at December 31, 2025

Receivables from Canpotex	264	279

Payables to Canpotex	99	63

Note 9 Accounting policies, new IFRS standards and future accounting pronouncements

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The amendments clarified the timing of recognition and derecognition of financial assets and financial liabilities. The adoption resulted in a change in the accounting policy relating to the timing of the derecognition of certain financial assets and financial liabilities, such that derecognition now occurs upon settlement.

The amendments were applied retrospectively without restatement of prior periods in accordance with the transitional provisions other than, on initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the nine months ended September 30, 2026.

Presentation and Disclosure in Financial Statements (IFRS 18) effective January 1, 2027

The Company continues to advance its implementation activities, including assessing changes to financial statement presentation and disclosures and the related changes required to reporting processes and systems.

Note 10 Subsequent events

On November 4, 2026, we announced the decision to shut down operations at our White Springs phosphate facility in the second quarter of 2027. The carrying value of the total assets1 in White Springs that will be assessed for impairment is $430 million as at September 30, 2026. We expect to recognize expenses in the fourth quarter of 2026, which include non-cash asset impairments. We also expect to incur expenses related to severance and other shutdown costs.

On October 5, 2026, we announced the indefinite shutdown of our Trinidad nitrogen facility following an extensive review of strategic alternatives and engagement with relevant stakeholders. The carrying value of the total assets1 in Trinidad that will be assessed for impairment is $760 million as at September 30, 2026. We expect to recognize expenses in the fourth quarter of 2026, which include non-cash asset and goodwill impairments. We also expect to incur expenses related to severance and other shutdown costs.

1 Excludes goodwill and certain other assets that may be allocated as part of ongoing impairment and valuation assessments.